Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLDEN VALLEY AND ABITIBI ROYALTIES SHAREHOLDERS APPROVE GOLD ROYALTY BUSINESS COMBINATION

Val-d’Or, Québec, October 29, 2021 – Abitibi Royalties Inc. (RZZ-TSX-V) (OTCQX: ATBYF) (“Abitibi”), Golden Valley Mines and Royalties Ltd. (GZZ-TSX-V) (OTCQX: GLVMF) (“Golden Valley”) and Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty”) are pleased to announce that, at special meetings of Golden Valley shareholders (the “Golden Valley Shareholders”) and Abitibi shareholders (the “Abitibi Shareholders”) held on October 29, 2021, the Golden Valley Shareholders and Abitibi Shareholders each overwhelmingly approved special resolutions authorizing the previously announced business combination between each of Golden Valley and Abitibi and Gold Royalty to be completed by way of statutory plans of arrangement (the “Arrangements”) under the Canada Business Corporations Act and the Business Corporations Act (British Columbia), respectively.

The Golden Valley arrangement resolution was approved by 99.803% of the votes cast by Golden Valley Shareholders present in person or represented by proxy at the Golden Valley meeting. In addition, as required by Multilateral Instrument 61-101 of the Canadian Securities Administrators (“MI 61-101”), the Golden Valley arrangement resolution was approved by 99.778% of the votes cast by Golden Valley Shareholders excluding votes cast by “interested parties” (as defined under MI 61-101). The total votes cast for the Golden Valley arrangement resolution represented approximately 64.44% of Golden Valley’s total issued and outstanding common shares.

The Abitibi arrangement resolution was approved by 99.916% of the votes cast by Abitibi Shareholders present in person or represented by proxy at the Abitibi meeting. In addition, as required by MI 61-101, the Abitibi arrangement resolution was approved by 99.767% of the votes cast by Abitibi Shareholders excluding votes cast by “interested parties” (as defined under MI 61-101). The total votes cast for the Abitibi arrangement resolution represented approximately 84.68% of Abitibi’s total issued and outstanding common shares.

Each holder of the common shares of Golden Valley (each, a “Golden Valley Share”) will receive 2.1417 Gold Royalty common shares (each, a “Gold Royalty Share”) for each Golden Valley Share held.

Each holder of the common shares of Abitibi Royalties (each, an “Abitibi Royalties Share”) will receive 4.6119 Gold Royalty Share for each Abitibi Royalties Share held.

The Gold Royalty Shares issued in connection with the Arrangements are expected to be listed on the NYSE American after closing.

Completion of the Arrangements remains subject to, among other things, the final approval of the Supreme Court of British Columbia (the “Court”). Golden Valley and Abitibi expect to make the applications to the Court for final approval of the Arrangements on or about November 3, 2021. The Arrangements are currently expected to be completed on or about November 5, 2021, provided that all of the conditions to the Arrangements are satisfied or waived.

The Golden Valley Shares and Abitibi Shares are expected to be delisted from the TSX Venture Exchange on the date of closing of the Arrangements. The Golden Valley Shares and Abitibi Shares will also be removed from quotation on the OTCQX. On completion of the Arrangements, Glenn J. Mullan will be joining the Gold Royalty board of directors.

Gold Royalty anticipates that the share certificates or Direct Registration Statements, as the case may be, representing the Gold Royalty Shares issued pursuant to the Arrangements will be sent to former registered Golden Valley Shareholders and Abitibi Shareholders shortly after completion of the Arrangements upon receipt of properly completed letters of transmittal by such shareholders. For more information regarding the new Gold Royalty share certificates please refer to Odyssey Trust Company by dialing 1- (587) 885-0960 (within and outside North America). Golden Valley Shareholders and Abitibi Shareholders that own their Golden Valley Shares or Abitibi Shares through a broker or other intermediary should contact such broker or other intermediary regarding their receipt of Gold Royalty Common Shares under the Arrangements.

Shareholders of each of Golden Valley and Abitibi should refer to the Management Information Circulars dated October 1, 2021 for further information regarding the Arrangements and underlying agreements, which are available on each of Golden Valley’s and Abitibi’s issuer profile at www.sedar.com.

About Golden Valley Mines and Royalties Ltd.

Golden Valley Mines and Royalties Ltd. is focused on project and royalty generation and continues to evaluate opportunities to enhance its mining exploration property portfolio. Golden Valley is able to grow its current assets by way of partner-funded option/joint ventures and through its shareholdings in related-entities.

About Abitibi Royalties Inc.

Abitibi Royalties Inc. owns various royalties at the Canadian Malartic Mine near Val-d’Or, Québec. In addition, Abitibi Royalties is building a portfolio of royalties on early-stage properties near producing mines and generating mineral projects for option or sale.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balances portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

David Garofalo, CEO, President and Chairman

Tel.: 1-833-396-3066

Email: info@goldroyalty.com

Golden Valley Mines and Royalties Ltd.

Glenn J. Mullan, President & CEO

Tel.: 1-819-824-2808 ext 204

Email: glenn.mullan@gvmroyalties.com

Abitibi Royalties Inc.

Ian Ball, President & CEO

Tel.: 1-888-392-3857

Email: info@abitibiroyalties.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”). Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Golden Valley and Abitibi by Gold Royalty and the expected timing of the application to the Court and completion date of the Arrangements. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Golden Valley’s, Abitibi’s and/or Gold Royalty’s expectations are in the documents are detailed in Golden Valley’s and Abitibi’s Management Information Circulars dated October 1, 2021, regarding the Arrangements, which are available under Golden Valley’s and Abitibi’s issuer profiles at www.sedar.com. Other than as required by applicable securities legislation, Golden Valley and Abitibi disclaim any intention and assume no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.